Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0278 F: +1 202.637.3593 payamsiadatpour@ eversheds-sutherland.com

April 26, 2018

VIA EDGAR

Jeffrey A. Foor, Esq. / Kathy Churko

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Fidus Investment Corporation
Registration Statement on Form N-2

Dear Mr. Foor and Ms. Churko:

On behalf of Fidus Investment Corporation (the “Company”), set forth below are the Company’s responses to the comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that we received on March 29, 2018 regarding the Company’s Registration Statement on Form N-2 filed on March 1, 2018 (the “Registration Statement”). The Staff’s comments are set forth below and are followed by the Company’s responses.

Accounting Comments

1.	Comment: The Staff notes that the amounts set forth under the “incentive fees payable under Investment Advisory Agreement” and “”interest payments on borrowed funds” line items in the Company’s Fees and Expenses table on page 9 of the Registration Statement are lower than the corresponding amounts set forth in the Company’s Consolidated Statements of Operations for the year ended December 31, 2017. Please explain this discrepancy.

Response: The Company advises the Staff on a supplemental basis that it believes the fees set forth in the Fees and Expenses table, along with the footnotes included therein, accurately reflect the costs and expenses that an investor in an offering conducted by the Company will bear. As described more fully below, the discrepancy noted by the Staff in the comment above is based on the fact that as of December 31, 2017 the Company’s expected expenses on a going forward basis differ from the historical figures presented in the Company’s Consolidated Statements of Operations for the year ended December 31, 2017 due to changes in borrowing levels and interest rates.

With respect to the “incentive fees payable under Investment Advisory Agreement” line item of the Fees and Expenses table, we note that the Company’s incentive fee is comprised of two parts: (i) a fee based on pre-incentive fee net investment income (the ‘income incentive fee’), and (ii) a fee based on net capital gains, as determined annually (the ‘capital gains incentive fee’). As determined on an annual basis, the capital gains incentive fee is only payable (in cash) to the Company’s investment adviser to the extent that cumulative aggregate realized capital gains exceed cumulative aggregate realized capital losses and aggregate unrealized capital depreciation. In accordance with U.S. GAAP, the Company accrues the capital gains incentive fee in its financial statements considering the fair value of investments on that date (i.e., the amount of fee which would be payable

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U.S. Securities and Exchange Commission April 26, 2018 Page 2

under a hypothetical liquidation based on the fair value of investments as of that date), which differs from the calculation of the amount payable in cash by the inclusion of unrealized capital appreciation. As described in Footnote (7) to the Fees and Expenses table, the ‘incentive fees payable under Investment Advisory Agreement’ item is calculated based on pre-incentive fee net investment income for the year ended December 31, 2017 (i.e., the income incentive fee). As further disclosed, as of December 31, 2017, there was no capital gains incentive fee payable (in cash). This will differ from the amount reflected on the ‘incentive fee’ line item on the Company’s Consolidated Statements of Operations, which also includes the accrued capital gains incentive fee. The Company believes the exclusion of the capital gains incentive fee accrued (but not payable in cash), as disclosed in the Fees and Expenses table, is consistent with its expected operating results on a going forward basis and that the Fees and Expenses table accurately reflects the fees that an investor is reasonably likely to incur.

As described in Footnote (8) to the Fees and Expenses table, the ‘interest payments on borrowed funds’ item is calculated based on estimated annual interest and fee expenses on outstanding debt as of December 31, 2017, at the weighted average interest rate on those liabilities as of that date. This will differ from the amount reflected on the ‘interest and financing expenses’ line item on the Company’s Consolidated Statements of Operations, which represents the actual interest expense incurred during the year ended December 31, 2017 based on the amounts of debt outstanding and the interest rates incurred during the year.

2.	Comment: The Staff notes that the Company identifies certain of its investments as “control” investments in both its Consolidated Statements of Assets and Liabilities and its Consolidated Schedule of Investments. Please confirm that the Company has conducted the analysis required by Rule 3-09 and Rule 4-08 under Regulation S-X with respect to its control investments.

Response: The Company hereby confirms to the Staff that it has undertaken an analysis of its control investments, as of December 31, 2017, in order to ensure that separate financial statements or summarized financial information with respect to those investments are not required. Such analysis included the three tests outlined in Article 1-02(w) of Regulation S-X and was performed in accordance with publicly available guidance issued by the Staff related to Rules 3-09 or 4-08(g) of Regulation S-X. The Company confirms that the results of this analysis confirmed that none of its control investments triggered the requirements of either Rule 3-09 or 4-08(g) of Regulation S-X.

3.	Comment: The Staff refers to the “Consolidated Schedule of Investments In and Advances To Affiliates” in Note 3 to the Company’s financial statements on page F-30 of the Registration Statement. Please conform this table to the form prescribed by Rule 12-14 of Regulation S-X.

Response: The Company advises the Staff that on a prospective basis, commencing with its Form 10-Q for the quarter ended March 31, 2018, it will incorporate the additional columns, and conform the columns presented, as prescribed by Rule 12-14 of Regulation S-X.

4.	Comment: Please provide a representation that the Company reasonably believes its assets will provide adequate cover to allow it to satisfy all of its unfunded investment commitments. Please also provide a general explanation as to why the Fund believes it can cover its commitments.

Response: The Company hereby confirms to the Staff that it believes that its assets provide adequate coverage to satisfy all of the Company’s unfunded commitments. The Company can use its cash or draw on its revolving credit facility in order to satisfy any such unfunded commitments.

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April 26, 2018 Page 3

In connection with the Staff’s review of the Registration Statement previously filed on March 1, 2018, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;
•	SEC staff comments or changes to disclosure in response to SEC staff comments in the Registration Statement do not foreclose the SEC from taking any action with respect to the Registration Statement; and
•	the Company may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

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If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0278.

Sincerely,

/s/ Payam Siadatpour

Payam Siadatpour

cc:	Shelby E. Sherard, Chief Financial Officer, Fidus Investment Corporation

Steve B. Boehm, Eversheds Sutherland (US) LLP